Exhibit 99.2 – Audited Consolidated Financial Statements

Management's Annual Report on Internal Control over Financial Reporting

The accompanying audited consolidated financial statements of Gold Reserve Inc. were prepared by management in accordance with accounting principles generally accepted in the United States, consistently applied and within the framework of the summary of significant accounting policies contained therein. Management is responsible for all information in the accompanying audited consolidated financial statements.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with accounting principles generally accepted in the U.S. Internal control over financial reporting includes:

•        maintaining records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

•        providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements in accordance with U.S. generally accepted accounting principles;

•        providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of our executive officers; and

•        providing reasonable assurance that unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements would be prevented or detected on a timely basis.

Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

Management, including the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2019 based on the framework established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2019.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2019 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

/s/ Rockne J. Timm	/s/ Robert A. McGuinness
Chief Executive Officer	Vice President-Finance and Chief Financial Officer
April 9, 2020	April 9, 2020

Exhibit 99.2    Audited Consolidated Financial Statements - Page 1

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Gold Reserve Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Gold Reserve Inc. and its subsidiaries (together, the Company) as of December 31, 2019 and 2018, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders' equity, and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Exhibit 99.2    Audited Consolidated Financial Statements - Page 2

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada

April 9, 2020

We have served as the Company's auditor since 2001.

Exhibit 99.2    Audited Consolidated Financial Statements - Page 3

GOLD RESERVE INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. dollars)

			December 31, 2019	December 31, 2018
ASSETS
Current Assets:
Cash and cash equivalents (Note 4)			$61,822,137	$147,646,353
Marketable securities (Note 5)			177,945	287,638
Income tax receivable (Note 10)			10,798,291	6,450,384
Deposits, advances and other			747,872	1,608,698
Total current assets			73,546,245	155,993,073
Property, plant and equipment, net (Note 6)			6,470,722	12,660,273
Right of use asset (Note 2)			251,984	–
Total assets			$80,268,951	$168,653,346
LIABILITIES
Current Liabilities:
Accounts payable and accrued expenses (Note 3)			$728,790	$712,520
Lease liability (Note 2)			85,516	–
Total current liabilities			814,306	712,520

Lease liability (Note 2)			169,911	–
Total liabilities			984,217	712,520

SHAREHOLDERS' EQUITY
Serial preferred stock, without par value
Authorized:	Unlimited
Issued:	None
Common shares (Note 11)			302,469,647	378,009,884
Class A common shares, without par value
Authorized:	Unlimited
Issued and outstanding:	2019…99,395,048	2018…99,395,048
Contributed surplus			20,625,372	20,625,372
Stock options (Note 9)			20,752,893	20,721,850
Accumulated deficit			(264,563,178)	(251,416,280)
Total shareholders' equity			79,284,734	167,940,826
Total liabilities and shareholders' equity			$80,268,951	$168,653,346

Contingencies (Note 3)

Subsequent Event (Note 12)

The accompanying notes are an integral part of the audited consolidated financial statements.

Approved by the Board of Directors:

            /s/ Jean Charles Potvin                                               /s/ James P. Geyer

Exhibit 99.2    Audited Consolidated Financial Statements - Page 4

GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

 (Expressed in U.S. dollars)

	For the Years Ended
	December 31,
	2019	2018
INCOME (LOSS)
Gain on sale of mining data (Note 3)	$–	$52,500,000
Arbitration award (Note 3)	–	36,000,000
Interest income	1,290,565	325,183
Loss on impairment of trust account (Note 4)	–	(21,456,881)
Loss on marketable debt securities (Note 5)	–	(14,188,651)
Gain (loss) on marketable equity securities	(109,693)	48,405
Foreign currency gain (loss)	418,877	(1,658,881)
	1,599,749	51,569,175
EXPENSES
Corporate general and administrative (Notes 3 and 9)	5,306,335	7,468,553
Contingent value rights (Note 3)	262,549	4,799,114
Siembra Minera Project costs (Note 7)	5,190,833	5,125,815
Write-down of property, plant and equipment (Note 6)	6,067,967	–
Exploration costs	36,078	27,980
Legal and accounting	1,386,898	1,140,436
Arbitration and settlement (Note 3)	406,337	217,974
Equipment holding costs	437,557	901,050
	19,094,554	19,680,922

Net income (loss) before income tax benefit	(17,494,805)	31,888,253
Income tax benefit (Note 10)	4,347,907	9,970,117

Net income (loss) and comprehensive income (loss) for the year	$(13,146,898)	$41,858,370

Net income (loss) per share, basic and diluted	$(0.13)	$0.42

Weighted average common shares outstanding
Basic	99,395,048	99,395,048
Diluted	99,395,048	99,497,860

The accompanying notes are an integral part of the audited consolidated financial statements.

Exhibit 99.2    Audited Consolidated Financial Statements - Page 5

GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the Years Ended December 31, 2019 and 2018

(Expressed in U.S. dollars)

			Contributed Surplus	Stock Options	Accumulated Deficit	Accumulated Other Comprehensive Income

	Common Shares
	Number	Amount
Balance, December 31, 2017	99,395,048	$ 378,009,884	$ 20,625,372	$ 20,409,643	$(293,386,189)	$ 111,539
Cumulative effect of accounting
change	–	–	–	–	111,539	(111,539)
Net income for the year	–	–	–	–	41,858,370	–
Stock option compensation (Note 9)	–	–	–	312,207	–	–
Balance, December 31, 2018	99,395,048	378,009,884	20,625,372	20,721,850	(251,416,280)	–
Net loss for the year	–	–	–	–	(13,146,898)	–
Stock option compensation (Note 9)	–	–	–	31,043	–	–
Return of capital (Note 11)	–	(75,540,237)	–	–	–	–
Balance, December 31, 2019	99,395,048	$ 302,469,647	$ 20,625,372	$ 20,752,893	$(264,563,178)	$ –

The accompanying notes are an integral part of the audited consolidated financial statements.

Exhibit 99.2    Audited Consolidated Financial Statements - Page 6

GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. dollars)

	For the Years Ended
	December 31,
	2019	2018
Cash Flows from Operating Activities:
Net (loss) income for the year	$(13,146,898)	$41,858,370
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Stock option compensation	31,043	312,207
Depreciation	131,594	47,940
Gain on sale of mining data	–	(52,500,000)
Arbitration award	–	(36,000,000)
• Write-down of property, plant and equipment	6,067,967	14,000
Loss on marketable equity and debt securities	109,693	14,140,245
Income tax	(4,347,907)	(26,116,305)
Changes in non-cash working capital:
Net decrease (increase) in deposits and advances	860,826	(1,452,648)
• Net increase (decrease) in accounts payable and accrued expenses	19,713	(4,551,844)
Net cash used in operating activities	(10,273,969)	(64,248,035)
Cash Flows from Investing Activities:
Proceeds from disposition of marketable debt securities	–	74,311,349
Purchase of property, plant and equipment	(10,010)	(89,679)
Net cash provided by (used in) investing activities	(10,010)	74,221,670
Cash Flows from Financing Activities:
Return of capital	(75,540,237)	–
Net cash used in financing activities	(75,540,237)	–
Change in Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	(85,824,216)	9,973,635
Cash and cash equivalents - beginning of year	147,646,353	137,672,718
Cash and cash equivalents - end of year	$61,822,137	$147,646,353

Supplemental Cash Flow Information:

Cash paid for income taxes	$–	$16,146,188

The accompanying notes are an integral part of the audited consolidated financial statements.

Exhibit 99.2    Audited Consolidated Financial Statements - Page 7

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Note 1.      The Company and Significant Accounting Policies:

Gold Reserve Inc. ("Gold Reserve", the "Company", "we", "us", or "our") is engaged in the business of acquiring, exploring and developing mining projects and was incorporated in 1998 under the laws of the Yukon Territory, Canada and continued to Alberta, Canada in September 2014.

Gold Reserve Inc. is the successor issuer to Gold Reserve Corporation which was incorporated in 1956. A significant portion of our recent activities relate to the advancement of the Siembra Minera Project and the execution of the July 2016 settlement agreement, (as amended, the "Settlement Agreement") with the Bolivarian Republic of Venezuela ("Venezuela") in regards to the payment of the Award and the acquisition of our Mining Data by Venezuela.

The U.S. and Canadian governments have imposed various sanctions targeting Venezuela (the "Sanctions") The Sanctions implemented by the U.S. government generally block all property of the Venezuelan government and state-owned/controlled entities such as Siembra Minera. In addition, U.S. Sanctions prohibit U.S. persons from dealing with Specially Designated Nationals ("SDNs") and targets corruption in, among other identified sectors, the gold sector of the Venezuela economy. The Sanctions implemented by the Canadian government generally include asset freezes and impose prohibitions on dealings with certain named Venezuelan officials under the Special Economic Measures (Venezuela) Regulations of the Special Economic Measures Act and the Justice for Victims of Corrupt Foreign Officials Regulations of the Justice for Victims of Corrupt Foreign Officials Act (Sergei Magnitsky Law). In addition, on March 26, 2020, the U.S. Government indicted Venezuelan President Nicolas Maduro and a number of key associates for drug trafficking. (See Note 3, Arbitral Award, Settlement Agreement and Mining Data Sale and Note 7, Empresa Mixta Ecosocialista Siembra Minera, S.A.).

Basis of Presentation and Principles of Consolidation. These audited consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). The statements principally include the accounts of the Company, Gold Reserve Corporation and three Barbadian subsidiaries one of which was formed to hold our equity interest in Siembra Minera which is beneficially owned 55% by Venezuelan state-owned entity and 45% by Gold Reserve. Our investment in Siembra Minera is accounted for as an equity investment. All subsidiaries are wholly owned. All intercompany accounts and transactions have been eliminated on consolidation. Our policy is to consolidate those subsidiaries where control exists. We have only one operating segment, the exploration and development of mineral properties.

Cash and Cash Equivalents. We consider short-term, highly liquid investments purchased with an original maturity of three months or less to be cash equivalents for purposes of reporting cash equivalents and cash flows. The cost of these investments approximates fair value. We manage the exposure of our cash and cash equivalents to credit risk by diversifying our holdings into various major financial institutions.

Exploration and Development Costs. Exploration costs incurred in locating areas of potential mineralization or evaluating properties or working interests with specific areas of potential mineralization are expensed as incurred. Development costs of proven mining properties not yet producing are capitalized at cost and classified as capitalized exploration costs under property, plant and equipment. Mineral property holding costs are charged to operations during the period if no significant exploration or development activities are being conducted on the related properties. Upon commencement of production, capitalized exploration and development costs would be amortized based on the estimated proven and probable reserves benefited. Mineral properties determined to be impaired or that are abandoned are written-down to the estimated fair value. Carrying values do not necessarily reflect present or future values.

Property, Plant and Equipment Property plant and equipment is recorded at cost and are depreciated on a straight-line basis over their estimated useful lives, except for equipment not yet placed into use.  Included in property, plant and equipment is certain equipment, relating to the Brisas Project that is not being depreciated as it is not in use. The ultimate recoverable value of this equipment may be different than management's current estimate. We have additional property, plant and equipment which are recorded at cost less accumulated depreciation. Replacement costs and major improvements are capitalized. Maintenance and repairs are charged to expense as incurred. The cost and accumulated depreciation of assets retired or sold are removed from the accounts and any resulting gain or loss is reflected in operations. Furniture, office equipment and leasehold improvements are depreciated using the straight-line method over five to ten years. The remaining property, plant and equipment are fully depreciated.

Exhibit 99.2    Audited Consolidated Financial Statements - Page 8

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Impairment of Long-Lived Assets. We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the expected future net cash flows to be generated from the use or eventual disposition of a long-lived asset (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized based on a determination of the asset's fair value. Fair value is generally determined by discounting estimated cash flows based on market participant expectations of those future cash flows, or applying a market approach that uses market prices and other relevant information generated by market transactions involving comparable assets.

Foreign Currency. The U.S. dollar is our (and our foreign subsidiaries') functional currency. Monetary assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the rates of exchange in effect at the balance sheet dates. Non-monetary assets and liabilities are translated at historical rates and revenue and expense items are translated at average exchange rates during the reporting period, except for depreciation which is translated at historical rates. Translation gains and losses are included in the statement of operations.

Stock Based Compensation. We maintain an equity incentive plan which provides for the grant of stock options to purchase the Class A common shares. We use the fair value method of accounting for stock options. The fair value of options granted to employees is computed using the Black-Scholes method as described in Note 9 and is expensed over the vesting period of the option. For non-employees, the fair value of stock-based compensation is recorded as an expense over the vesting period or upon completion of performance. Consideration paid for shares on exercise of stock options, in addition to the fair value attributable to stock options granted, is credited to capital stock. Stock options granted under the plan become fully vested and exercisable upon a change of control.

Income Taxes. We use the liability method of accounting for income taxes. Deferred tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and those amounts reported in the financial statements. The deferred tax assets or liabilities are calculated using the enacted tax rates expected to apply in the periods in which the differences are expected to be settled. Deferred tax assets are recognized to the extent that they are considered more likely than not to be realized.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Net Income (Loss) Per Share. Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of Class A common shares outstanding during each period. Diluted net income per share reflects the potentially dilutive effects of outstanding stock options and convertible notes. In periods in which a loss is incurred, the effect of potential issuances of shares under stock options and convertible notes would be anti-dilutive, and therefore basic and diluted losses per share are the same in those periods.

Marketable Securities.  The Company's marketable securities consist of debt securities that were classified as trading, and equity securities.  Equity securities are reported at fair value with changes in fair value included in the statement of operations.  Trading debt securities are reported at fair value with any changes in fair value included in the statement of operations.

Equity accounted investments. Investments in incorporated entities in which the Company has the ability to exercise significant influence over the investee are accounted for by the equity method.

Financial Instruments. Marketable securities are measured at fair value at each reporting date, with the change in value recognized in the statement of operations as a gain or loss. Cash and cash equivalents, deposits, advances and receivables are accounted for at amortized cost which approximates fair value. Accounts payable and contingent value rights are recorded at amortized cost. Amortized cost of accounts payable approximates fair value.

Exhibit 99.2    Audited Consolidated Financial Statements - Page 9

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Note 2.      New Accounting Policies:

Adopted in the year

In February 2016, the FASB issued ASU 2016-02, Leases. This update increased the transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The Company adopted this standard as of January 1, 2019 using the modified retrospective approach, with no restatement of comparatives.  The Company recorded a lease liability and corresponding right of use asset of approximately $0.3 million for the operating lease for its corporate office.

Changes to the Company's accounting policy as a result of the adoption of ASC Topic 842 are as follows: Operating lease right-of-use ("ROU") assets and lease liabilities are recognized at the commencement date based on the present value of the future lease payments over the lease term. When the rate implicit in the lease cannot be readily determined, the Company uses its incremental borrowing rate in determining the present value of the future lease payments. The incremental borrowing rate is derived from information available at the lease commencement date and represents the rate of interest that the Company would have to pay to borrow an amount equal to the lease payments on a collateralized basis over a similar term. The ROU assets include any lease payments made and lease incentives received prior to the commencement date. Operating lease ROU assets also include any cumulative prepaid or accrued rent when the lease payments are uneven throughout the lease term. The ROU assets and lease liabilities may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option.

Note 3.      Arbitral Award, Settlement Agreement and Mining Data Sale:

In October 2009 we initiated a claim (the "Brisas Arbitration") under the Additional Facility Rules of the International Centre for the Settlement of Investment Disputes ("ICSID") to obtain compensation for the losses caused by the actions of Venezuela that terminated our previous mining project known as the "Brisas Project." On September 22, 2014, we were granted an Arbitral Award (the "Award") totaling $740.3 million.

In July 2016, we signed the Settlement Agreement, subsequently amended, whereby Venezuela agreed to pay us a total of approximately $1.032 billion which is comprised of $792 million to satisfy the Award (including interest) and $240 million for the purchase of our mining data related to the Brisas Project (the "Mining Data")) and was to be settled in a series of payments ending on or before June 15, 2019. As agreed, the first $240 million received by Gold Reserve from Venezuela has been recognized as proceeds from the sale of the Mining Data.

To date, the Company has received payments of approximately $254 million pursuant to the Settlement Agreement including $165.5 million transferred from the Trust Account (excluding $21.5 million that remains in the Trust Account. See Note 4, Cash and Cash Equivalents) and $88.5 million (the market value at the time of the agreement) in Venezuelan government bonds, which were at the time exempt from U.S. Sanctions pursuant to then-applicable General License 3 issued by the U.S. Treasury Department's Office of Foreign Asset Control. The bonds were subsequently sold for approximately $74.3 million and the Company realized a $14.2 million loss on the sale during the year ended December 31, 2018. The remaining unpaid amount due from Venezuela pursuant to the Settlement Agreement, which is now delinquent, totals approximately $886 million (including interest of approximately $108 million) as of the date of the Audited Consolidated Financial Statements.

In addition to other constraints, the Sanctions restrict the Company from working with those Venezuelan government officials responsible for the payment and transfer of funds associated with the Settlement Agreement which adversely impacts our ability to collect the remaining balance of the Award plus interest and/or amounts due pursuant to the Settlement Agreement from Venezuela.

Exhibit 99.2    Audited Consolidated Financial Statements - Page 10

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

We have Contingent Value Rights ("CVRs") outstanding that entitle the holders to an aggregate of 5.466% of certain proceeds associated with the collection of the Award, sale of Mining Data or an enterprise sale (the "Proceeds"), less amounts for certain specified obligations, as well as a bonus plan as described below. In 2019 management reduced its original estimate of the income tax due on previous amounts received from the sale of Mining Data. The effect of this change in estimate was to increase the net proceeds from the sale of the Mining Data subject to the CVR and as a result, the Company recorded an increase in its obligation to the CVR holders by approximately $0.3 million. As of December 31, 2019, the total cumulative estimated obligation due pursuant to the terms of the CVR from the sale of the Mining Data and collection of the Award was approximately $10.0 million, which has been fully distributed to CVR holders.

Due to U.S. and Canadian Sanctions and the uncertainty of transferring the remaining cash held in the Trust Account to bank accounts outside of Venezuela, management only considers those funds received by the Company into its North American bank accounts as funds available for purposes of the CVR and Bonus Plan cash distributions.

We maintain a bonus plan (the "Bonus Plan") which is intended to compensate the participants, including executive officers, employees, directors and consultants for their past and present contributions to the Company. The bonus pool under the Bonus Plan, as originally structured, was comprised of the gross proceeds collected or the fair value of any consideration realized related to such transactions less applicable taxes multiplied by 1% of the first $200 million and 5% thereafter. In June 2018, the Board modified the Bonus Plan to increase the percentage participation of certain individuals who in the Board's opinion were not adequately recognized for their current contribution to efforts associated with the conclusion of the Settlement Agreement and the collection of the amounts contemplated thereunder. The effect of the Board's modification to the Bonus Plan was to increase the after-tax percentage allocation for the first $200 million up to a maximum of 1.28% and the percentage allocation thereafter up to a maximum of 6.4%. In 2019 the Company recorded an increase in its obligation to the Bonus Plan participants by approximately $0.3 million as a result of the change to its original estimate of the income tax due on previous amounts received from the sale of Mining Data as discussed above. As of December 31, 2019, the total cumulative estimated obligation pursuant to the terms of the Bonus Plan from the sale of the Mining Data and collection of the Award was approximately $4.4 million, which has been fully distributed to Bonus Plan participants.

Following receipt, if any, of additional funds pursuant to the Settlement Agreement and after applicable payments to CVR holders and Bonus Plan participants, we expect to distribute to our shareholders a substantial majority of any remaining amounts, subject to applicable regulatory requirements and retaining sufficient reserves for operating expenses, contractual obligations, accounts payable and income taxes, and any obligations arising as a result of the collection of the remaining amount owed by Venezuela (See Note 11, Return of Capital).

Note 4.      Cash and Cash Equivalents:

	December 31,	December 31,
	2019	2018
Bank deposits	$31,499,893	$47,588,968
Short term investments	30,322,244	100,057,385
Total	$61,822,137	$147,646,353

Short term investments include money market funds and US treasury bills which mature in three months or less.

Payments made by Venezuela associated with the Settlement Agreement (excluding the transfer of Venezuelan bonds as discussed herein) have been deposited into a trust account (the "Trust Account") for the benefit of the Company at Banco de Desarrollo Económico y Social de Venezuela ("Bandes Bank"), a Venezuelan state-owned development bank. As Bandes Bank has been designated as an SDN, in 2018 the Company recorded an impairment loss on the remaining balance in the account and considers the Trust Account to be blocked property and not recoverable for accounting purposes. The Trust Account and the approximately $21.5 million therein will remain blocked property until the U.S. government delists Bandes Bank as an SDN or issues a specific license to the Company to unblock this property.

Exhibit 99.2    Audited Consolidated Financial Statements - Page 11

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Note 5.      Marketable Securities:

	December 31,	December 31,
	2019	2018
Equity securities
Fair value at beginning of year	$287,638	$239,232
Increase (decrease) in fair value	(109,693)	48,406
Fair value at balance sheet date	$177,945	$287,638

Debt securities
Fair value at beginning of year	$–	$–
Acquisitions	–	88,500,000
Dispositions	–	(74,311,349)
Realized loss	–	(14,188,651)
Fair value at balance sheet date	$–	$–

Marketable equity securities are classified as trading securities and accounted for at fair value, based on quoted market prices with unrealized gains or losses recorded in the Consolidated Statements of Operations. Marketable debt securities are classified as trading securities and accounted for at fair value with any unrealized gains or losses recorded in the Consolidated Statements of Operations. The Company's marketable debt securities consisted of Venezuelan government bonds received under the Settlement Agreement (See Note 3, Arbitral Award, Settlement Agreement and Mining Data Sale), which were sold during 2018, resulting in a loss on sale of $14.2 million.

Accounting Standards Codification ("ASC") 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: Level 1 inputs are quoted prices in active markets for identical assets or liabilities, Level 2 inputs are inputs other than quoted prices included within Level 1 that are directly or indirectly observable for the asset or liability and Level 3 inputs are unobservable inputs for the asset or liability that reflect the entity's own assumptions. The fair values of the Company's marketable equity securities as at the balance sheet date are based on Level 1 inputs.

Note 6.      Property, Plant and Equipment:

		Accumulated
	Cost	Depreciation	Net
December 31, 2019
Machinery and equipment	$5,609,567	$–	$5,609,567
Furniture and office equipment	479,579	(360,224)	119,355
Transportation equipment	491,025	(132,827)	358,198
Leasehold improvements	51,658	(18,056)	33,602
Mineral property	350,000	–	350,000
	$6,981,829	$(511,107)	$6,470,722

		Accumulated
	Cost	Depreciation	Net
December 31, 2018
Machinery and equipment	$11,677,534	$–	$11,677,534
Furniture and office equipment	469,569	(333,828)	135,741
Transportation equipment	491,025	(34,622)	456,403
Leasehold improvements	51,658	(11,063)	40,595
Mineral property	350,000	–	350,000
	$13,039,786	$(379,513)	$12,660,273

Exhibit 99.2    Audited Consolidated Financial Statements - Page 12

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Machinery and equipment consist of infrastructure and milling equipment originally intended for use on the Brisas Project. We evaluate our equipment to determine whether events or changes in circumstances have occurred that may indicate that the carrying amount may not be recoverable. We regularly obtain comparable market data for similar equipment as evidence that fair value less cost to sell is in excess of the carrying amount. In 2019, we wrote down certain machinery and equipment based on review of the price range of similar assets that were available for sale. We recorded impairment write-downs of property, plant and equipment of $6.1 million and $14,000 during the years ended December 31, 2019 and 2018, respectively.

Note 7.      Empresa Mixta Ecosocialista Siembra Minera, S.A.:

In October 2016, together with an affiliate of the government of Venezuela, we established Siembra Minera. The primary purpose of this entity is to develop the Siembra Minera Project, as defined below.

Siembra Minera is beneficially owned 55% by Corporacion Venezolana de Mineria, S.A., a Venezuelan government corporation, and 45% by Gold Reserve. Siembra Minera (pursuant to the agreement which governs the formation and operation of Siembra Minera) holds certain gold, copper, silver and other strategic mineral rights (primarily comprised of the Brisas and Las Cristinas concessions) contained within Bolivar State comprising the Siembra Minera Project (which has a twenty year term with two ten year extensions) and is, among other things authorized, via current or future Presidential Decrees and Ministerial resolutions, to carry on its business, pay a net smelter return royalty to Venezuela on the future sale of gold, copper, silver and any other strategic minerals over the life of the Siembra Minera Project and provide net profits participation based on the sales price of gold per ounce. A number of authorizations, which still have not been provided by the current administration, are critical to the future operation and economics of the Siembra Minera Project. Pursuant to the Settlement Agreement, both parties will retain their respective interest in Siembra Minera in the event all of the agreed upon Settlement Agreement payments are not made by Venezuela.

On March 16, 2018, the Company announced the completion of a technical report for the Preliminary Economic Assessment ("PEA") for the Siembra Minera Project in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects which included, among other information, resource estimates, pit design, mine plan, flowsheet design, design criteria, project layout, infrastructure requirements, capital and operating estimates. The Company has directly incurred the costs associated with the Siembra Minera Project outside of Siembra Minera, which beginning in 2016 through December 31, 2019, amounted to a total of approximately $19.5 million. The Siembra Minera Project expenditures primarily include costs associated with the completion of the PEA that included a number of engineering, environmental and social third party advisors as well as costs associated with a number of social works programs in the vicinity of the Siembra Minera Project, which are expensed as incurred and classified within "Siembra Minera Project Costs" in the Consolidated Statements of Operations.

Exhibit 99.2    Audited Consolidated Financial Statements - Page 13

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

In addition to other constraints, the Sanctions restrict the Company from working with those Venezuelan government officials responsible for the operation of Siembra Minera and the development of the Siembra Minera Project which, until Sanctions are lifted, obstructs our ability to develop the Siembra Minera Project as originally planned.

Note 8.            KSOP Plan:

The KSOP Plan, adopted in 1990 for retirement benefits of employees, is comprised of two parts, (1) a salary reduction component, and a 401(k) which includes provisions for discretionary contributions by us, and (2) an employee share ownership component, or ESOP. Allocation of Class A common shares or cash to participants' accounts, subject to certain limitations, is at the discretion of the Board. There have been no Class A common shares allocated to the KSOP Plan since 2011. Cash contributions for the KSOP years 2019 and 2018 were approximately $171,000 and $212,000, respectively.

Note 9.      Stock Based Compensation Plans:

Equity Incentive Plan

The Company's equity incentive plan provides for the grant of stock options to purchase up to a maximum of 8,750,000 of the Class A common shares. As of December 31, 2019, there were 2,307,000 options available for grant. Grants are made for terms of up to ten years with vesting periods as required by the TSXV and as may be determined by a committee of the Board established pursuant to the equity incentive plan.

Share option transactions for the years ended December 31, 2019 and 2018 are as follows:

	2019		2018
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding - beginning of period	4,554,565	$ 3.11	5,091,565	$ 3.13
Options expired	(185,000)	3.43	(537,000)	3.32
Options outstanding - end of period	4,369,565	$ 3.09	4,554,565	$ 3.11

Options exercisable - end of period	4,369,565	$ 3.09	4,092,068	$ 3.10

The following table relates to stock options at December 31, 2019:

	Outstanding Options				Exercisable Options
Exercise Price	Number	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term (Years)	Number	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term (Years)
$1.92	444,922	$1.92	$ -	1.44	444,922	$1.92	$ -	1.44
$2.69	125,000	$2.69	-	7.33	125,000	$2.69	-	7.33
$3.15	3,369,643	$3.15	-	7.13	3,369,643	$3.15	-	7.13
$3.91	180,000	$3.91	-	5.49	180,000	$3.91	-	5.49
$4.02	250,000	$4.02	-	4.57	250,000	$4.02	-	4.57
$1.92 - $4.02	4,369,565	$3.09	$ -	6.34	4,369,565	$3.09	$ -	6.34

Exhibit 99.2    Audited Consolidated Financial Statements - Page 14

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

No options were granted during the years ended December 31, 2019 and 2018. The Company recorded non-cash compensation expense during the years ended December 31, 2019 and 2018 of approximately $31,000 and $0.3 million, respectively for stock options granted in prior periods.

Change of Control Agreements

The Company maintains change of control agreements with certain officers and employees. A Change of Control is generally defined as one or more of the following: the acquisition by any individual, entity or group, of beneficial ownership of the Company of 25 percent of the voting power of the outstanding Common Shares; a change in the composition of the Board that causes less than a majority of the current directors of the Board to be members of the incoming board; reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company; liquidation or dissolution of the Company; or any other event the Board reasonably determines constitutes a Change of Control. As of December 31, 2019, in the event of a change of control, the amount payable under these agreements was approximately $7.1 million. None of this amount has currently been recognized as a change of control is not considered probable at this time.

.

Note 10.    Income Tax:

Income tax benefit for the years ended December 31, 2019 and 2018 differs from the amount that would result from applying Canadian tax rates to net income before taxes. These differences result from the items noted below:

	2019		2018
	Amount	%	Amount	%
Income tax expense (benefit) based on Canadian tax rates	$ (4,373,701)	(25)	$ 8,016,735	25
Increase (decrease) due to:
Different tax rates on foreign subsidiaries	305,766	2	(570,196)	(2)
Non-deductible expenses	81,592	-	1,016,377	3
Withholding tax	-	-	5,983,324	19
Worthless stock write-off	(4,347,907)	(25)	(12,712,678)	(40)
Previously unrecognized tax benefits	-	-	(13,197,148)	(41)
Change in valuation allowance and other	3,986,343	23	1,493,469	5
	$ (4,347,907)	(25)	$ (9,970,117)	(31)

The Company recorded income tax benefit of $4.3 million and $10.0 million for the years ended December 31, 2019 and 2018, respectively. We have recorded a valuation allowance to reflect the estimated amount of the deferred tax assets which may not be realized, principally due to the uncertainty of utilization of net operating losses and other carry forwards prior to expiration. The valuation allowance for deferred tax assets may be reduced in the near term if our estimate of future taxable income changes. The Company has an income tax receivable of $10.8 million related to prior year overpayments, which includes $4.3 million recorded during the twelve months ended December 31, 2019, resulting from revisions to management's estimates of the timing and amount of deductions available to the Company's U.S. subsidiary associated with the write-off of certain subsidiaries. The Company has filed an amended return which meets the recognition threshold for refund receivable as of December 31, 2019.

The income tax recovery for the year ended December 31, 2018 is a result of the deduction of capitalized costs incurred in the development of the Mining Data, the recognition of previously unrecognized Canadian tax losses, and the write-off of investments in subsidiaries that were dissolved during 2018. The tax benefit of the capitalized costs had not been recognized prior to the third quarter of 2018 when Venezuela completed all of the payments due under the agreement for sale of the Mining Data. The components of the Canadian and U.S. deferred income tax assets and liabilities as of December 31, 2019 and 2018 were as follows:

Exhibit 99.2    Audited Consolidated Financial Statements - Page 15

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

	December 31,
	2019	2018
Deferred income tax assets
Net operating loss carry forwards	$34,569,939	$31,362,816
Property, Plant and Equipment	4,742,961	3,226,994
Other	1,623,503	1,652,114
	40,936,403	36,241,924
Valuation allowance	(40,915,022)	(36,202,109)
	$21,381	$39,815

Deferred income tax liabilities
Other	(21,381)	(39,815)
Net deferred income tax liability	$-	$-

At December 31, 2019, we had the following U.S. and Canadian tax loss carry forwards stated in U.S. dollars.

U.S.	Canadian	Expires
	$2,016,148	2026
	3,741,708	2027
	14,261,686	2028
	13,515,905	2029
	16,698,149	2030
	18,698,061	2031
	5,425,100	2032
	7,886,980	2033
	9,138,261	2034
	13,044,194	2035
	15,508,174	2036
	11,695,291	2037
	422,267	2038
	4,231,821	2039
2,376,205
$2,376,205	136,283,745

Note 11.    Return of Capital:

In June 2019, the Company completed a return of capital transaction by way of a court-approved plan of arrangement transaction under the Business Corporations Act (Alberta) which required approval by the Alberta Court of Queen's Bench and at least two-thirds of the votes of shareholders. Pursuant to the plan of arrangement, the Company returned to holders of its Class A common shares approximately $76 million or $0.76 per Class A Share.

Note 12.    Subsequent Event:

In late 2019, a virus which causes coronavirus disease 2019 (COVID-19) was identified in Wuhan, Hubei, China. The virus subsequently spread throughout most of the world and in March 2020, COVID-19 was recognized as a pandemic by the World Health Organization. The Company is uncertain as to the extent that COVID-19 may impact its operations and asset values as it depends upon the severity of the outbreak and the actions taken to mitigate it.

Exhibit 99.2    Audited Consolidated Financial Statements - Page 16